

April 6, 2012

Via E-mail
Mr. Curtis Smith
Chief Financial Officer
Keynote Systems, Inc.
777 Mariners Island Blvd
San Mateo, CA 94404

Re: **Keynote Systems, Inc.**
        Form 10-K for the Fiscal Year Ended September 30, 2011
        Filed December 13, 2011
        Form 10-Q for the Quarterly Period Ended December 31, 2011
        Filed February 9, 2012
        File No. 000-27241

Dear Mr. Smith:

We have reviewed your letter dated March 30, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 8, 2012.

Form 10-K for the Fiscal Year Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial measures and Other Operational Data, page 48

1.   We note your response to prior comment 2. Please tell us how you considered the provisions of Item 10(e)(1)(ii)(A) which prohibit exclusion of charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures, other than the measures EBIT or EBITDA. While we note from your response that your provision for income taxes differs significantly from cash taxes paid, historically due in part to the valuation allowance reversal and prospectively due to net operating loss carry forwards

which have been recorded as deferred tax assets, tell us how you considered other elements of the tax provision that will require cash settlements. Further, tell us what consideration you have given to disclosing the nature of these adjustments.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 9. Commitments and Contingencies

Legal Proceedings, page 90

2.   We note from your response to prior comment 4, if it is determined that a potential loss for the litigation, claim or assessment is less than probable, you assess whether a potential loss is reasonably possible, and disclose an estimate of the possible loss or range of loss; provided however, if a reasonable estimate cannot be made, you provide a disclosure to that effect. However, it does not appear that you have provided this disclosure with respect to each of your outstanding legal matters. Please confirm that you will include this disclosure in future filings.

Form 10-Q for the Quarter Ended December 31, 2011

Condensed Consolidated Statements of Operations, page 5

3.   We note from your response to prior comment 6 that you believe the presentation of net revenue and costs of revenue in the condensed consolidated statement of operations for the quarter ended December 31, 2011 complies with Rule 10-01(a)(3) for interim financial statements. However, we note that it appears your license revenue is more than 15% of average net income for the most recent three fiscal years, and has also increased by more than 20% as compared to the corresponding interim period of the preceding fiscal year. Please tell us your consideration to separately disclose product and service revenue and their respective costs on the face of your consolidated financial statements in your interim financial statements and explain further how you determined that your current disclosures comply with Rule 10-01(a)(3) of Regulation S-X.

    You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief